UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               AMIS Holdings, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                   031538 10 1
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

                                    Ivy Dodes
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|      Rule 13d-1(b)
          |_|      Rule 13d-1(c)
          |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 031538 10 1               13G
---------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)
                                                                         (b)|X|

   3     SEC USE ONLY



   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

                              5    SOLE VOTING POWER

                                   -0-
         NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  440,871
           EACH
         REPORTING            7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    -0-

                              8    SHARED DISPOSITIVE POWER

                                   440,871

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         440,871

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*  |_|



  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.5%

  12     TYPE OF REPORTING PERSON*

         BK, HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)      Name of Issuer:

              AMIS Holdings, Inc.

     (b)      Address of Issuer's Principal Executive Offices:

              2300 Buckskin Road, Pocatello, Idaho 83201

Item 2.

     (a)      Name of Persons Filing:

              Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

     (b)      Address of Principal Business Office:

              Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

     (c)      Citizenship:

              Switzerland

     (d)      Title of Class of Securities:

              Common Stock, par value $0.01

     (e)      CUSIP Number:

              031538 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

     (a) |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

     (b) |_|  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

     (e) |_| Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.

     (f) |_|  Employee Benefit Plan or Endowment Fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F)

     (g) |_|  Parent Holding Company or Control Person in accordance with
              Section 240.13d-1(b)(ii)(G)

     (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j) |_|  Group in accordance with Section 240.13d-1(b)(1)(ii)(J)


Item 4.       Ownership

     (a)      Amount Beneficially Owned:

              See response to Item 9 on page 2.

     (b)      Percent of Class:

              See response to Item 11 on page 2.

     (c)      Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote:
                    See response to Item 5 on page 2.
               (ii) Shared power to vote or to direct the vote:
                    See response to Item 6 on page 2.
              (iii) Sole power to dispose or to direct the disposition of:
                    See response to Item 7 on page 2.
               (iv) Shared power to direct the disposition of:
                    See response to Item 8 on page 2.

Item 5.       Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that     |_|
              as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              See Schedule I.

Item 8.       Identification and Classification of Members of the Group

              This Schedule 13G is being filed on behalf of the Reporting Person who, along with the Other Persons (as defined in Schedule
              I), may be deemed as a group to have beneficial ownership of the common stock of the issuer as a result of the Reporting Person and the Other Persons becoming signatories to that certain First Amended and Restated Shareholders' Agreement, dated as of September 26, 2003.

              Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Person that a group exists within the meaning of the Securities Exchange Act of 1934. The Reporting Person disclaims beneficial ownership of common stock of the issuer directly beneficially owned by any of the Other Persons.


Item 9.       Notice of Dissolution of Group

              Not Applicable

Item 10.      Certification

              Not Applicable

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2004


                                          CREDIT SUISSE FIRST BOSTON, on behalf
                                          of the CREDIT SUISSE FIRST BOSTON
                                          BUSINESS UNIT

                                          By: /s/ Ivy Dodes
                                              ----------------------
                                          Name:  Ivy Dodes
                                          Title: Managing Director

                                   Schedule I

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"), which offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients in Europe and other markets around the world. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management and the Credit Suisse Financial Services business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

         The Reporting Person, along with FP-McCartney, L.L.C., Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P., CVC Executive Fund LLC, Natasha Foundation, Japan Energy Electronic Materials Inc. and Thomas E. Epley (collectively, the "Other Persons"), may be deemed to be a group with respect to the securities of AMIS Holdings, Inc., as a result of Merchant Capital, Inc., an indirect wholly owned subsidiary of the Bank, and the Other Persons being signatories to that certain First Amended and Restated Shareholders' Agreement, dated as of September 26, 2003. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Person that a group exists within the meaning of the Securities Exchange Act of 1934. The Reporting Person disclaims beneficial ownership of the common stock of the issuer directly beneficially owned by any of the Other Persons.